Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARIES	STATE OF INCORPORATION	SUBSIDIARIES DOING BUSINESS AS

StarTek USA, Inc.	Colorado	StarTek Teleservices, Inc.
StarTech Technical Services, Inc.
StarTek Internet, Inc.
StarTek, Inc.
StarPak, Inc.
StarTek Services
Domain.com, Inc.	Delaware	Domain.com, Inc.
StarTek Canada Services, Ltd.	Nova Scotia, Canada	StarTek Canada Services